September 21, 2007
VIA U.S. MAIL AND EDGAR
Mr. Timothy A. Geishecker
Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4561

Re:	Pulte Homes, Inc.
Definitive 14A
Filed April 4, 2007
File No. 001-09804
Dear Mr. Geishecker:
The following is our response to your comment letter addressed to Mr. Richard J. Dugas, Jr., dated August 21, 2007, relating to the above-referenced filing of Pulte Homes, Inc. For ease of reference, we have included each of your specific comments, followed by our response. When we make references to changes that will be made in the Proxy Statement, we are referring to changes that would have been made to the above-referenced filing based on your comments. The actual changes to our disclosure will of course be made in future Proxy Statements to the extent the applicable disclosure is still current and accurate.
Compensation Committee, page 13
1.	You state on pages 13 and 21 that the Compensation Committee may exercise discretion modifying Compensation. Please revise to state whether the Committee actually exercised such discretion and to whom it applied.

Response:

As stated on page 21 of the Proxy Statement, the Compensation Committee may exercise negative discretion under the Company’s Senior Management Annual Incentive Plan. In 2006, the Committee exercised such discretion for all five of the Company’s named executive officers. As noted on pages 21 and 22 of the Proxy Statement, the Committee establishes maximum annual incentive opportunities for each named executive officer, defined as a percent of the Company’s pre-tax income,

Mr. Timothy A. Geishecker
U.S. Securities and Exchange Commission

and then may use negative discretion to modify actual award payouts. Pages 21 and 22 of the Proxy Statement discuss the factors the Compensation Committee uses in exercising such discretion. The following table, from page 22 of the Proxy Statement, summarizes the maximum bonus award for each executive for 2006, as well as the actual amount awarded.

	Maximum Annual
	Incentive Award
	Opportunity
	for 2006		Actual 2006 Incentive Award
	% of
	Pre-Tax		Cash	Restricted	Restricted	Total 2006
Executive	Income	$	Incentive	Shares	Share Value	Incentive
Richard J. Dugas, Jr.	1.00%	$10,827,280	$3,500,000	100,000	$3,440,000	$6,940,000
William J. Pulte	1.00%	$10,827,280	$3,500,000	100,000	$3,440,000	$6,940,000
Steven C. Petruska	0.55%	$5,955,004	$2,400,000	80,000	$2,752,000	$5,152,000
Roger A. Cregg	0.45%	$4,872,276	$1,500,000	65,000	$2,236,000	$3,736,000
Peter J. Keane	0.30%	$3,248,184	$1,448,437	32,500	$1,118,000	$2,566,437
We will add the following to the disclosure on page 13 of the Proxy Statement after the sentence regarding the exercise of discretion by the Compensation Committee:
For the 2006 compensation awards, the Compensation Committee exercised its discretion only with respect to the Senior Annual Management Incentive Plan, as discussed under Executive Compensation Program Elements.
Compensation Discussion and Analysis, page 18
2.	The emphasis on your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. Throughout this section and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. From a general standpoint, it appears that the Compensation Committee gives some weight to the extent to which compensation of your named executive officers compares to the companies against which you benchmark compensation. Yet your disclosure also indicates that cash and equity awards are made on what appears to be a discretionary basis but that the Committee considers individual and company performance when determining compensation packages. Your disclosure in these respects lacks sufficient quantitative or qualitative discussion of the analyses underlying the Committee’s decisions to make

Mr. Timothy A. Geishecker
U.S. Securities and Exchange Commission

compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. The Compensation Discussion and Analysis should explain and place in context how particular payout levels were determined and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(v) & (vi) of Regulation S-K.

Response:

As noted in Pulte’s Compensation Disclosure and Analysis, the Company’s compensation philosophy is as follows:
Key principles of our executive compensation philosophy include:
o	total compensation levels should generally be competitive with our direct competitors within the homebuilding industry, as well as companies of similar size and complexity in other industries. In general, Pulte’s competitors have historically provided significantly more annual cash compensation to their executives than Pulte provides to its executives;

o	our compensation programs should align the short and long-term interests of our executives with those of our shareholders;

o	a significant portion of total compensation should be delivered through performance-based, variable pay; and

o	our compensation programs should encourage our executives to own significant levels of Pulte shares.

Our philosophy attempts to balance cash compensation versus equity compensation in order to ensure that each executive has a significant personal financial stake in Pulte’s share price performance. We also attempt to balance short-term compensation versus long-term compensation to ensure that our senior executives are properly focused on both the achievement of short-term operational and financial goals, as well as longer-term strategic objectives. In general, we seek to provide more than 50% of total compensation to named executive officers in the form of equity (stock options and restricted shares).
These principles govern the Compensation Committee’s decisions regarding the overall level of compensation for each of the named executive officers. We believe that any material qualitative or quantitative factor the Committee uses in determining any particular compensation element has been discussed in the Proxy Statement. For example, the discussion under base salary on page 21 of the Proxy Statement refers to the qualitative factors of individual performance, tenure, internal equity and benchmarking in setting base salary. The discussion under Senior Management Annual Incentive Plan lists several qualitative and quantitative factors the Committee considers when exercising negative discretion in deciding final payouts under that plan. The disclosure under Long-Term Incentive Plan includes a chart identifying specific quantitative factors in determining a formula-based payout under that plan.

Mr. Timothy A. Geishecker
U.S. Securities and Exchange Commission

With respect to the disclosure under Stock Options, we will add the following language:
The Company’s philosophy is to award stock options to our officers in amounts reflecting the participant’s position, contribution and ability to influence our overall performance. In addition, the Committee considers historical grant practices, market compensation levels and executive ownership levels in determining grants for individual executives.
Regarding additional disclosure as to why determinations with respect to one element may or may not have influenced the Committee’s decision with respect to other allocated or contemplated awards, we will add the following disclosure after the first sentence in the discussion under Compensation Mix:
There is not a pre-established policy or target for the allocation between annual and long-term incentive compensation. In addition, because the Committee seeks to provide more than 50% of total compensation to named executive officers in the form of equity, determinations regarding the amount of stock options that are granted are based in part on the total compensation the Committee determines to provide to a named executive officer as well as the portion of any payout under the Senior Management Annual Incentive plan that the Committee determines to pay in the form of restricted shares.
3.	We note that you have not provided a quantitative discussion of all the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation (e.g., the targets related to the senior management annual incentive plan or the targets related to the 2006-2008 performance objectives for the awards granted in 2006 and disclosed in your table on page 27). Please disclose the specific items of company performance and the individual objectives (where relevant) used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the relevant target is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Response:

There are no quantitative targets under the Senior Annual Management Incentive Plan other than the maximum award opportunities disclosed in the chart on page 22 of the Proxy Statement and footnote 4 of the 2006 Grants of Plan-Based Awards Table on page 27 of the Proxy Statement.

Mr. Timothy A. Geishecker
U.S. Securities and Exchange Commission

On a supplemental basis, with respect to the Long Term Incentive Plan the Company believes that it would experience significant competitive harm from disclosing the performance metrics that are associated with any current ongoing performance cycle These metrics, which we believe are confidential financial information subject to confidential treatment pursuant to the Freedom of Information Act and Rule 80(b)(4) thereunder, include earnings per share and return on equity targets that would provide our peer group with sufficient information to develop strategic plans and competitive responses to our business strategies, as well as to recruit our executives. Given access to our long-term, future return on equity and earnings per share goals, competitors would be able to determine (and potentially replicate) Pulte’s future investment strategy and operating model. For example, targeted returns on equity are based on a combination of a number of assumptions, such as land investment levels, growth rates, overhead expenses, capital allocations, the selling pace of homes, the addition of new communities or the closing of old communities and pricing. In addition, because the Long Term Incentive Plan is designed to drive performance over several years, targeted cumulative earnings per share for the performance cycles are based on internal long-term business plans and assume certain growth assumptions that are not appropriate for public disclosure early in the performance cycle.
     We will revise our disclosure, however, to include the following in our discussion of the Long-Term Incentive Plan:
Target award opportunities under the LTIP for the 2006-2008 and 2007-2009 performance cycles are based on a percentage of each participant’s base salary at the commencement of the performance cycle. For Mr. Dugas and Mr. Pulte, this percentage is 200% of base salary, and for Messrs. Petruska, Cregg and Keane, this percentage is 100% of base salary. The threshold payout for these cycles is 50 % of the target award opportunity and the maximum payout is 200% of the target award opportunity. The performance metrics are a mix of cumulative earnings per share and average return on equity during the applicable performance cycle, with two-thirds of the award opportunity based on the achievement of earnings per share targets and one-third based on the achievement of average return on equity objectives. Based on the significant downturn in the housing industry, at this point in time it is very unlikely that the performance objectives will be met for the 2006-2008 and 2007 — 2009 performance cycles and therefore it is unlikely that awards will be paid for these cycles.
4.	Although you provide a description of how company performance affects annual compensation, we note minimal analysis of the effect individual performance has on compensation awards (e.g., salary, stock options, etc.) despite disclosure that indicates compensation-related decisions are made in connection with non-quantitative achievements. Please expand your disclosure to provide additional detail

Mr. Timothy A. Geishecker
U.S. Securities and Exchange Commission

and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

We will revise our discussion regarding the Senior Management Annual Incentive Plan to note that, in applying negative discretion, the Committee considers the individual performance of Pulte’s named executive officers by reviewing their performance against pre-determined objectives such as operating efficiency, business simplification, cash management and retention and development of key management talent. We will further note that the Committee also considers individual performance in determining the size of annual stock option grants.

5.	We note the disclosure in this section regarding your policy for equity grants but it does not appear that you have addressed the timing of equity awards as it relates to release of material non-public information. Please give adequate consideration to the elements and questions set forth in Section II.A of Release 33-8732A, which discusses the concepts to consider when drafting the appropriate corresponding disclosure.

Response:

On page 24 of the Proxy Statement under Stock Options, we note that stock options are generally granted on the date of the Company’s annual December Board meeting, and that the Company may also grant stock options to a newly-hired executive at the Compensation Committee meeting following the executive’s hire date. We will expand this disclosure to add the following:
Annual option grants to other employees of the Company are made at the same time as the annual option grant to the executive officers. The timing of option grants is determined pursuant to written guidelines for the granting of equity awards adopted by the Compensation Committee. The Company does not have a program, plan or practice to time option grants in coordination with the release of material non-public information. We do not set the grant date of stock option grants to new executives in coordination with the release of material non-public information, and we do not time the release of material non-public information for the purpose of affecting the value of executive compensation.
Long-Term Incentive Plan, page 23
6.	You discuss the 2004-2006 performance period. Please also provide similar disclosure regarding subsequent performance periods, including a discussion of

Mr. Timothy A. Geishecker
U.S. Securities and Exchange Commission

performance objectives for the non-equity incentive awards for the 2006-2008 performance period disclosed in your table on page 27.

Response:

Please see response to question #3.

Summary Compensation Table, page 26

7.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.l. of Commission Release No. 33-8732A. In this regard, we note disparities among the named executive officers’ compensation. For example, we note the disparity between the amount of non-equity incentive plan compensation provided to Messrs. Pulte and Dugas, Jr., as compared to the incentive compensation paid to the other named executive officers. Given this, please provide a more detailed discussion of how and why executive officers’ compensation differs from each other. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Response:

Policies and decisions regarding compensation actions for named executive officers are not materially different. In general, differences in pay are based upon the Committee’s assessment of competitive market practices, the size and scope of each different executive position and the performance of each individual.

With respect to the disparity between the compensation provided to Messrs. Pulte and Dugas, compared to the other named executive officers, we will add the following disclosure:
Given the contributions of Mr. Dugas and Mr. Pulte to our overall strategy, as well as the requirements and responsibilities of their positions and the experience level of Mr. Pulte, having founded the company, the Compensation Committee believes that the total compensation levels for these executives should be higher than any other named executive officer and compensates these executives accordingly.
Potential Payments Upon Termination or Change in Control, page 31
8.	Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please provide background on how you arrived at and determined such appropriate levels.

Mr. Timothy A. Geishecker
U.S. Securities and Exchange Commission

Response:
Currently, the Company does not have individual change in control, or severance arrangements, with any named executive officer. The payments summarized on page 31 that would be triggered upon a change in control are based upon the current design of the Company’s equity incentive and long-term incentive plans. Under the plans, full and immediate vesting occurs for all outstanding stock options and restricted shares in the event of a change in control of the Company. All current long-term performance awards will be fully vested and paid out at the maximum performance level, as well. This approach is not intended to provide any specific level of payment, compared to market practices or historical pay. Equity and long-term incentive awards are intended to retain executives and focus them on performance over a period of time in excess of one year. Vesting of both award types occurs ratably over a two to four year performance period. The Compensation Committee believes full and immediate vesting of such awards is equitable if a change of control makes such continued service impossible.
We believe that these principles are appropriately disclosed in the narrative in this section, but we will revise our disclosure in the first sentence of the lead-in to the tables as follows:
The tables below reflect the amount of compensation to be paid to each of the named executive officers in the event of termination of such executive’s employment in accordance with the terms of the plans governing the applicable award as described above.
Certain Relationships and Related Transactions, page 34
9.	Your disclosure from the third full paragraph until the end of the section is unclear. You state that the Nominating and Governance Committee “has reviewed the following interested transactions,” however, it appears that the list of transactions does not include actual transactions but rather guidelines for transactions that will occur in the future and that you deem not necessary to review. Please revise to explain and reconcile this disclosure. Please refer to Item 404(a) and (b) of Regulation S-K.

Response:

The disclosure on page 34 of the Proxy Statement under Certain Relationships and Related Transactions was intended to point out the types of transactions, without referring to any specific transaction, that the Nominating and Governance Committee has determined to be pre-approved under our Related Party Transaction Policies and

Mr. Timothy A. Geishecker
U.S. Securities and Exchange Commission

Procedures and therefore do not require review by that Committee even if the amount of the transaction exceeds the $100,000 threshold for review set under the Policy. We will revise this disclosure to make that more clear by changing the beginning of the third paragraph as follows:
Our Related Party Transaction Policies and Procedures provides that the Nominating and Governance Committee has determined that the following types of transactions are pre-approved or ratified, as applicable, by the Nominating and Governance Committee, even if such transactions involve amounts in excess of $100,000:
10.	Please revise your disclosure to state whether or not your policies and procedures with respect to transactions with related persons are in writing, and if not, how such policies are evidenced. Refer to Item 404(b) of Regulation S-K.

Response:

The third sentence of the first paragraph under Certain Relationships and Related Transactions provides that “Each interested transaction must be approved or ratified in accordance with our written Related Party Transaction Policies and Procedures by the Nominating and Governance Committee of the Board.” We therefore feel we have complied with this disclosure requirement.
Pulte Homes also acknowledges that:
-	the company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

-	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to this letter, you may reach me at (248) 433-4623.
Very truly yours,
/s/ Steven M. Cook
Steven M. Cook
Vice President, General Counsel and Secretary